EXHIBIT 3

Annex A

Open Market Sales

Trade Date	Class A common shares	Price per Class A common share[1]
December 2, 2025	2,700,000	$20.04
December 4, 2025	58,900	$19.94

1 Reflects the average price per Class A common share sold on each trade date.